News Release 17-22

August 9, 2017

SSR MINING REPORTS SECOND QUARTER 2017 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the second quarter ended June 30, 2017.

Paul Benson, President and CEO said, “We delivered another strong quarter as production exceeded 100,000 gold equivalent ounces, which generated free cash flow to further strengthen our balance sheet to over $350 million in cash. Pleasingly, we have improved guidance at all operations after a strong first half and our confidence in the second half outlook. We continue to deliver on our goals to create value and growth for shareholders through disciplined investment, which now includes greenfields exploration and a third strong operating leg to our business, the Puna Operations joint venture, in addition to our ongoing Operational Excellence initiatives."

Second Quarter 2017 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪

▪	Continued strong financial performance: Attributable net income of $37.3 million or $0.31 per share and attributable adjusted net income of $13.0 million or $0.11 per share.

▪	Increased cash generation: Quarter-end cash increased to $353.5 million, up $13.0 million, from cash generated by operating activities of $38.6 million.

▪	Continued strong production: Quarterly attributable production was 102,930 gold equivalent ounces at cash costs of $682 and AISC of $889 per payable gold equivalent ounce sold.

▪	Improved annual guidance: Production guidance improved at Seabee and Puna Operations and cash costs guidance improved at Marigold and Puna Operations.

▪	Increased tonnage at Marigold: Mined 18.0 million tonnes and stacked 6.9 million tonnes of ore, both a quarter-on-quarter increase.

▪	Gold production at Marigold on plan: Produced 55,558 ounces of gold at cash costs of $632 and AISC of $833 per payable ounce of gold sold.

▪	Higher mill throughput at Seabee: Record monthly ore milled at approximately 1,050 tonnes per day in June, supporting strong quarterly mill ore tonnage of 928 tonnes per day.

▪	Robust gold production at Seabee: Produced 20,690 ounces of gold at cash costs of $592 and AISC of $831 per payable ounce of gold sold.

▪
Exceeded planned operating performance at Pirquitas: Produced 1.9 million ounces of silver, 28% higher than in the first quarter, contributing to lower quarterly cash costs of $12.15 and AISC of $12.78 per payable ounce of silver sold.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪	Extended Pirquitas operating life: Formed Puna Operations joint venture comprised of our Pirquitas property and Golden Arrow's Chinchillas project whereby we are the operator with a 75% interest.

Marigold mine, U.S.

	Three months ended
Operating data	June 30 2017	March 31 2017	December 31 2016	September 30 2016	June 30 2016
Total material mined (kt)	17,985	16,736	19,559	19,558	18,685
Waste removed (kt)	11,075	11,062	13,123	14,741	12,005
Total ore stacked (kt)	6,910	5,674	6,436	4,817	6,680
Strip ratio	1.6	1.9	2.0	3.1	1.8
Mining costs ($/t mined)	1.67	1.65	1.52	1.48	1.55
Gold stacked grade (g/t)	0.31	0.42	0.48	0.42	0.44
Processing costs ($/t processed)	0.82	0.89	0.80	0.95	0.70
Gold recovery (%)	73.0	74.0	75.0	71.0	70.7
General and admin costs ($/t processed)	0.42	0.52	0.46	0.56	0.38

Gold produced (oz)	55,558	55,215	59,945	47,456	47,195
Gold sold (oz)	57,426	52,528	61,308	47,278	47,124

Realized gold price ($/oz) (1)	1,265	1,214	1,247	1,330	1,259

Cash costs ($/oz) (1)	632	585	585	636	663
AISC ($/oz) (1)	833	799	835	1,139	1,067

Financial data ($000s)
Revenue	72,451	63,762	77,047	62,831	59,197
Income from mine operations	21,373	21,327	28,648	23,156	17,641
Capital expenditures	5,272	3,043	3,271	8,310	10,154
Capitalized stripping	4,350	6,745	10,171	13,787	7,231
Exploration expenditures (2)	1,538	1,024	1,276	1,145	1,597

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated interim statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our management's discussion and analysis of the financial position and results of operation for the three and six months ended June 30, 2017 ("MD&A").

(2)	Includes capitalized and expensed exploration expenses.

Mine production

In the second quarter of 2017, the Marigold mine produced 55,558 ounces of gold, in line with the previous quarter production.

A total of 18.0 million tonnes were mined in the second quarter of 2017, 7% more than the first quarter of 2017, primarily due to improved weather conditions. Approximately 6.9 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.31 g/t as we completed the current

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mining phase at the Mackay pit. This compares to 5.7 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the first quarter of 2017. Gold grade mined in the second quarter was 26% lower than the first quarter due to planned pit phase sequencing and mining a higher amount of lower-grade ore as we completed the deeper phase of the Mackay pit. The strip ratio declined to 1.6:1 in the quarter, an 18% reduction compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $632 per payable ounce of gold sold in the second quarter of 2017 was 8% higher than the first quarter as higher tonnes stacked were at lower grade resulting in more operating costs being recognized against a similar number of ounces stacked. Total mining costs of $1.67 per tonne were similar to the first quarter primarily due to the timing of maintenance repairs on mobile equipment offset by a 7% increase in total tonnes mined. During the second half of the year, mining will benefit from a short waste haul to an exhausted pit, which we believe should increase mining efficiency and lead to a reduction in unit cost per tonne mined through the second half of 2017. Processing unit costs were 8% lower in the second quarter of 2017 than in the first quarter of 2017 due to the increase in tonnes stacked. General and administrative unit costs were also lower in the second quarter of 2017 than in the first quarter due to the increase in tonnes stacked but were comparable on an absolute basis.

AISC of $833 per payable ounce of gold sold in the second quarter of 2017 increased from $799 in the first quarter of 2017 predominantly due to higher cash costs as noted above.

Mine sales

A total of 57,426 ounces of gold were sold at an average price of $1,265 per ounce during the second quarter of 2017, compared to 52,528 ounces of gold sold at a 4% lower average price of $1,214 per ounce during the first quarter of 2017.

Exploration

Exploration activities maintained momentum on Mineral Resource to Mineral Reserve conversion with the objective of maximizing Mineral Reserve growth in proximity to existing open pit reserves. During the period we completed 15,300 meters of drilling in 55 reverse circulation holes as part of our planned $5.0 million exploration expenditure at the site for 2017. Drilling was conducted at the Mackay Pit, East Basalt, and North Red Dot targets, with the former two areas representing Mineral Reserve addition opportunities and the latter being a Mineral Resource addition opportunity.

Drilling at depth in the Mackay Pit and at East Basalt intersected gold mineralization adjacent to the existing Mineral Reserves pit outline that is expected to expand Mineral Resources.

In the second quarter of 2017, we received results from four drillholes at North Red Dot. Structural and compilation work completed early in the year was tested in the second quarter confirming continuity of mineral controlling fault systems. We plan to complete additional drilling with the objective of defining a Mineral Resource in this area in the third quarter of 2017.

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As part of our deep sulphide exploration program, we completed and received analytical results from one core hole collared in the southern part of the Marigold property during the quarter. Drillhole DDH-6421 intercepted 0.39 g/t gold over 43 meters including 0.15 meters grading 9.86 g/t gold in a sheared carbonaceous mudstone approximately 700 meters below surface. Refer to Table 1 at the end of this news release for drillhole results. This is our first encounter with mineralized mudstone lithology typically associated with high grade deposits in Carlin-type systems. We view the result as encouraging and will review all the data from the deep sulphide exploration program to determine if follow up holes will be drilled in the second half of 2017.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2017	March 31 2017	December 31 2016	September 30 2016	Period from Acquisition to June 30, 2016 (1)
Total ore milled (t)	84,469	72,394	84,526	82,756	18,856
Ore milled per day (t/day)	928	804	919	900	629
Gold mill feed grade (g/t)	7.97	9.22	7.40	7.40	7.79
Mining costs ($/t mined)	60	68	62	58	110
Processing costs ($/t processed)	20	23	19	19	29
Gold recovery (%)	97.3	97.7	97.0	96.5	96.6
General and admin costs ($/t processed)	50	59	44	37	61

Gold produced (oz)	20,690	21,023	19,711	20,142	6,721
Gold sold (oz)	17,909	22,411	17,229	21,911	11,306

Realized gold price ($/oz) (2)	1,257	1,233	1,230	1,334	1,278

Cash costs ($/oz) (2, 4)	592	574	595	661	663
AISC ($/oz) (2, 4)	831	990	833	841	776

Financial data ($000s)
Revenue	22,502	27,609	21,175	29,214	14,437
Income from mine operations	4,083	4,995	2,864	4,126	1,216
Capital expenditures	711	4,760	1,010	579	337
Capitalized development	2,165	2,514	2,432	2,104	803
Exploration expenditures (3)	1,566	1,953	829	1,206	117

(1)
The data presented in this column is for the period from May 31, 2016 to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of SGO Mining Inc. (formerly Claude Resources Inc.) ("SGO Mining").

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated interim statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(3)	Includes capitalized and expensed exploration expenses.

(4)
The non-GAAP financial measures of cash costs per payable ounce of gold sold and AISC per payable ounce of gold sold from the Seabee Gold Operation were adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of SGO Mining.

Mine production

In the second quarter of 2017, the Seabee Gold Operation produced 20,690 ounces of gold.

A near-quarterly record 84,469 tonnes of ore were milled at an average gold grade of 7.97 g/t during the second quarter of 2017. This compares to a total of 72,394 tonnes of ore at an average gold grade of 9.22 g/t in the first quarter. Ore was mined at both the Santoy and Seabee mines with lower

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grade ore at Seabee reducing the overall average mill grade during the second quarter. The Santoy mine complex supplied 76% of ore milled, predominantly from long hole stopes. Gold recovery remained relatively consistent at 97.3% in the current quarter.

Stope production at Santoy was impacted by a fall of ground early in the second quarter. While there were no injuries to people or damage to equipment, restrictions were put in place until a full review of the ground support in the area was completed. These self-imposed restrictions had the effect of reducing tonnage and grade to the plant during the quarter. Following modifications to the support design and installation, production from Santoy returned to planned levels in June.

During the second quarter, the mill achieved a record average throughput of 928 tonnes per day, 15% higher than the previous quarter, with a monthly record of 1,049 tonnes per day milled in June, as the site focused on Operational Excellence initiatives to deliver and process more ore tonnage.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $592 in the second quarter of 2017, higher than the $574 in the first quarter of 2017. Costs per tonne mined were $60 in the second quarter of 2017, 12% lower than in the previous quarter due to higher tonnes mined. Processing and general and administration unit costs were lower by 13% and 15%, respectively, in the second quarter of 2017 compared to the first quarter of 2017 due to higher tonnes milled; however, the mill feed grade was 14% lower in the current quarter than in the preceding period with lower production resulting in higher cash costs in the period.

AISC per payable ounce of gold sold were $831 in the second quarter of 2017, lower than the $990 in the first quarter of 2017 when a significant portion of planned capital spending was incurred due to the delivery of capital items over the ice road. Exploration spending also decreased, but spending is consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine.

Mine sales

A total of 17,909 ounces of gold were sold at an average price of $1,257 per ounce during the second quarter of 2017 due to a buildup in finished goods inventory, 20% lower than the 22,411 ounces of gold sold at a comparable price of $1,233 per ounce in the first quarter of 2017.

Exploration

Exploration drilling remained focused on Mineral Resource upgrade and conversion. In the second quarter of 2017, we completed 16,400 meters of underground and 9,700 meters of surface drilling. Underground drilling was active at both mine operations with the majority of expenditures at the Santoy mine.

Results received during the quarter have been successful at extending existing mineralization at Santoy Gap up to 200 meters down plunge and still remains open at depth and laterally. Drill results at Santoy 8A have converted a significant area of Inferred Mineral Resources to Indicated Mineral Resources, and expanded the scope of Inferred Mineral Resources at depth. As a result, we expect to increase Mineral Reserves in this area to be reported in February 2018. At the Seabee Mine we

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completed drill programs on three targets which resulted in an incremental addition to Mineral Resources.

Greenfields exploration on the Seabee property resulted in more positive results at the Carr target, which is the northern extension of the Santoy shear zone located four kilometers north from Santoy Gap. Late in the first quarter of 2017, we completed 9 drillholes as follow up to investigate a gold bearing alteration zone with characteristics similar in nature to Santoy Gap. During the second quarter of 2017 we received encouraging results with our first high grade intercept at Carr. Drilling is planned to investigate this new discovery further during the 2018 winter drilling season.

At the Fisher property, where we have an option agreement to acquire up to an 80% interest on the adjacent 34,000 hectares south of the Santoy mine, we mobilized one drill rig to conduct systematic exploration on the southern extension of the Santoy shear zone as well as other existing gold occurrences identified by previous programs. By the end of the second quarter of 2017, a camp was established and field work is underway. Drilling is expected to begin later in the third quarter of 2017.

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Puna Operations, Argentina (75% interest)
(Amounts presented on a 100% basis unless otherwise stated)

	Three months ended
Operating data	June 30 2017	March 31 2017	December 31 2016	September 30 2016	June 30 2016
Ore milled (kt)	446	449	476	455	425
Silver mill feed grade (g/t)	185	145	194	264	238
Processing costs ($/t milled)	12.94	13.66	14.17	14.78	15.10
Silver recovery (%)	73.5	72.6	74.5	79.0	77.6
General and admin costs ($/t milled)	5.00	5.22	6.19	5.84	6.22

Silver produced ('000 oz)	1,947	1,520	2,210	3,047	2,526
Silver produced (attributable) ('000 oz) (1)	1,777	1,520	2,210	3,047	2,526
Silver sold ('000 oz)	1,655	1,443	2,633	2,947	2,594
Silver sold (attributable) ('000 oz) (1)	1,473	1,443	2,633	2,947	2,594

Realized silver price ($/oz) (2)	17.31	17.35	17.14	19.64	16.52

Cash costs ($/oz) (2)	12.15	12.68	9.80	8.48	8.87
AISC ($/oz) (2)	12.78	14.82	11.47	9.87	10.00

Financial Data ($000s)
Revenue	22,029	26,534	29,095	51,336	45,141
Income (loss) from mine operations (3)	4,006	13,767	(4,056)	31,908	25,205
Capital expenditures	420	2,261	3,467	3,158	2,057
Exploration expenditures (4)	—	—	11	7	25

(1)	Attributable production and sales figures for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at Puna Operations Inc. ("Puna Operations"). For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated interim statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(3)
The income from mine operations for the quarter ended March 31, 2017 includes a non-cash impact of $4.3 million relating to the resolution of the export duty claim in Argentina. Income (loss) from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and a non-cash write-down of supplies inventory and VAT receivable of $3.7 million.

(4)	Does not include exploration or development of the Chinchillas project.

Mine production

The operation produced a total of 1.9 million ounces of silver from processing of stockpiles, a 28% increase compared to the first quarter of 2017.

Ore was milled at an average rate of 4,903 tonnes per day in the second quarter, 23% above the mill’s nominal throughput of 4,000 tonnes per day. Ore milled in the second quarter of 2017 contained an average silver grade of 185 g/t, 28% higher than the 145 g/t reported in the first quarter of 2017 due to better than expected grades in the stockpiles. The average silver recovery in the second quarter was 73.5%, higher than the 72.6% recovery in the previous quarter, in line with the higher silver mill feed grade.

We finalized our joint venture, Puna Operations, to combine the Pirquitas mine with Golden Arrow Corporation's ("Golden Arrow") Chinchillas project on May 31, 2017. The joint venture is comprised of our Pirquitas property and the Chinchillas project and is owned on a 75%/25% basis by each company, respectively. We are the joint venture operator. As a result of the joint venture, our

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attributable share of production in the second quarter was 1.8 million ounces of silver and attributable sales were 1.5 million ounces.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, decreased by 4% to $12.15 per payable ounce of silver sold in the second quarter of 2017 from $12.68 per payable ounce of silver sold in the first quarter of 2017, principally due to the higher grade of the stockpiled ore processed. In the second quarter of 2017, the stockpile inventory costs include approximately $3.30 per payable ounce of inventory costs that were previously incurred.

AISC of $12.78 per payable ounce of silver sold were 14% lower in the second quarter of 2017 than the $14.82 per payable ounce of silver sold in the first quarter of 2017 due to lower cash costs and lower sustaining capital per payable ounce of silver sold.

Mine sales

We recognized sales of 1.7 million ounces of silver in the second quarter of 2017, higher than the 1.4 million ounces in the first quarter of 2017, as a result of higher production due to processing of higher grade stockpiles. Attributable sales were 1.5 million ounces of silver in the second quarter of 2017 marginally higher than the 1.4 million ounces in the previous quarter.

Chinchillas project, Argentina

The development of the Chinchillas project was initiated on June 1, 2017 following the completion and filing of the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report on May 31, 2017 and the formation of Puna Operations. The project scope consists of developing the open pit mine at Chinchillas for delivery of ore to the existing Pirquitas processing plant. Ore will be transported from the Chinchillas site via conventional 40 tonne trucks on an existing nationally operated road which will be upgraded to safely transport ore and to minimize environmental and community impacts.

Work at the Chinchillas site will include construction of related mine infrastructure consisting of administration buildings, haul truck repair shop and ancillary works. Mine design and planning commenced to refine the pre-feasibility study work and tender packages for the associated supporting infrastructure are expected to be released in the third quarter of 2017. Start of pre-stripping activities and infrastructure construction is dependent on the issuance of permits which are expected late in the third quarter of 2017. The project anticipates approximately six months of pre-stripping with associated stockpiling of mined ore.

Ongoing work at the Pirquitas property will include pumping and piping for tailings deposition in the exhausted open pit and a dome over the crushed ore stockpile. Minor process plant modifications are required to the existing flotation circuit to process the Chinchillas silver-zinc-lead ore.

Also, with the Chinchillas deposit as a base load ore source for the Pirquitas plant, we re-evaluated the potential for a small tonnage Pirquitas underground operation to provide an additional, high grade ore stream to the plant. The initial desktop study showed that this project is sufficiently attractive to

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justify more detailed studies in the second half of 2017. If these are positive, we would look to undertake a preliminary economic assessment in 2018.

Other Projects

SIB project, Canada

Late in the second quarter of 2017, we mobilized two core drills to the SIB exploration project located near the high grade, past-producing Eskay Creek mine in northwest British Columbia. At the SIB project, we hold a 3-year option to acquire a controlling interest in the project and plan to spend $3.0 million during 2017 exploring the property by drilling between 6,000 and 9,000 meters in six to ten diamond drillholes.
The exploration target is for precious metal enriched massive sulphides, and the SIB project boasts the only mineralization similar to Eskay Creek in the district. At the SIB project, previous work has defined a near surface zone of high grade gold-silver bearing massive sulphide mineralization. Our 2017 exploration program aims to identify any extensions to this precious metal enriched massive sulphide zone. To date, three holes have been completed in 2,770 meters of drilling and have successfully encountered the targeted geology over a strike length of at least 1,000 meters. Analytical results are anticipated in the third quarter of 2017.

Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements."
Due to strong operating performance at all three mines through the first half of 2017 and a continued positive operating outlook for the second half of 2017, we are improving certain guidance metrics. In addition, with the combination of the Pirquitas and Chinchillas properties into Puna Operations on May 31, 2017, we have 75% ownership and attributable production from that date.
At the Marigold mine, annual cash costs midpoint guidance is being reduced by $25 to between $640 and $670 per payable ounce of gold sold from previous guidance of between $655 and $705 per payable ounce of gold sold, reflecting continued lower diesel prices. Annual production guidance is unchanged but, due to the lower grades of ore stacked in the first half of the year, third quarter gold production is expected to be approximately 40,000 to 45,000 ounces with cash costs commensurately higher before expected notable improvement in the final quarter of the year. Capital guidance at the Marigold mine remains unchanged while capitalized stripping increases marginally to $20 million reflecting the higher strip ratio in the first quarter.
The Seabee Gold Operation mill continues to operate at higher throughput levels, which combined with the completion of the Santoy ventilation upgrade project enables production guidance to be increased to between 75,000 and 85,000 ounces of gold. Cash costs and remaining guidance metrics remain unchanged.
At Puna Operations, higher than expected grades within stockpiles combined with continued high throughput rates and better than planned recoveries enable silver production guidance to be increased to between 5.0 and 6.0 million ounces. Production in the third quarter is expected to be stronger than the fourth quarter as progressively lower grade stockpiles are processed. As a result of the stronger production and ongoing positive cost performance, cash costs midpoint guidance

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is reduced by $1.50 to between $12.50 and $14.00 per payable ounce of silver sold. Cash costs include approximately $3.50 per ounce related to historical stockpile value. Capital expenditure guidance remains unchanged.
Subject to permitting, Puna Operations is expected to start the development of the Chinchillas project towards the end of the third quarter of 2017. The Chinchillas project is expected to produce on average 8.4 million ounces of annual silver equivalent production over an eight-year operating life with a modest initial capital investment of $81 million on a 100% basis. We are responsible to fund 75% of development costs and our partner is required to contribute 25% of development costs, net of any cash generated by the operation utilized to fund development. The full details of our Business Combination Agreement with Golden Arrow dated September 30, 2015, setting out the terms and conditions for the formation of the joint venture were set out in our news release dated October 1, 2015.

Revised Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest) (3)
Gold Production	oz	205,000 - 215,000	75,000 - 85,000	—
Silver Production	Moz	—	—	5.0 - 6.0
Cash Costs per Payable Ounce Sold (1)	$/oz	640 - 670	575 - 625	12.50 - 14.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	20	11	—
Exploration Expenditures (2)	$M	5	5	—

Our original guidance for the full year 2017 was as follows:

Original Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest) (3)
Gold Production	oz	205,000 - 215,000	72,000 - 82,000	—
Silver Production	Moz	—	—	4.5 - 5.5
Cash Costs per Payable Ounce Sold (1)	$/oz	655 - 705	575 - 625	13.50 - 16.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	17	11	—
Exploration Expenditures (2)	$M	5	5	—
(1)

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures".

(2)	Includes capitalized and expensed exploration expenses.

(3)	Shown on a 100% basis.

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Consolidated Financial Summary

Selected Financial Data (1)
	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Revenue	116,982	118,775	234,887	220,288
Income from mine operations	29,462	44,062	69,551	67,360
Operating income	46,193	24,237	71,002	38,851
Net income	37,747	12,482	52,795	14,783
Basic attributable income per share	0.31	0.13	0.44	0.17
Adjusted attributable income before tax (2)	15,551	26,661	38,487	38,261
Adjusted attributable net income (2)	13,017	23,622	32,826	31,664
Adjusted basic attributable income per share (2)	0.11	0.25	0.27	0.36
Cash generated by operating activities	38,614	30,162	69,258	43,487
Cash (used in) investing activities	(26,311)	(2,796)	(44,431)	(8,640)
Cash generated by (used in) financing activities	550	(12,329)	885	(13,999)

Financial Position			June 30, 2017	December 31, 2016
Cash and cash equivalents			353,530	327,127
Marketable securities			174,587	148,944
Current assets (including cash and cash equivalents)			755,770	704,240
Current liabilities			77,959	144,306
Working capital (2)			677,811	559,934
Total assets			1,514,567	1,438,688

(1)	All values are presented in thousands of U.S. dollars, except per share amounts.

(2)
We report non-GAAP measures including adjusted attributable income before- and after-tax and adjusted basic attributable income per share and working capital, to manage and evaluate our operating performance. Please see "Cautionary Note Regarding Non-GAAP Measures".

Quarterly financial summary

The 2% decrease in quarterly revenue compared to the second quarter of 2016 was mainly due lower silver sales partially offset by higher gold sales. We sold 22% more payable ounces of gold from the Marigold mine and 58% more payable ounces of gold from the Seabee Gold Operation in the second quarter of 2017 than in the second quarter of 2016, during which we acquired the Seabee Gold Operation, due to strong production at each operation. Due to the planned lower production from processing stockpiles at Puna Operations, 36% less ounces of silver were sold relative to the comparative period.

Income from mine operations in the second quarter of 2017 generated a gross margin of 25%, lower than the 37% margin in the second quarter of 2016 due to higher cost of sales at Puna Operations where we are processing stockpiles from prior periods. Net income for the second quarter of 2017 of $37.7 million was 202% higher than the comparative quarter due to continued strong performance and the positive impact of an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

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Cash generated by operating activities increased significantly to $38.6 million compared to $30.2 million in the second quarter of 2016. Strong production at the Marigold mine and the Seabee Gold Operation resulted in higher volumes of gold sold at lower unit costs, which generated significantly higher cash from operating activities. In the second quarter of 2017, we paid $4.8 million of principal and interest under the terms of the tax moratorium system in Argentina into which we entered on March 31, 2017. We used $26.3 million in investing activities in the second quarter of 2017 compared to $2.8 million in the second quarter of 2016 mainly due to the Chinchillas project option exercise payment of $13.0 million while the second quarter of 2016 benefited from $16.9 million of cash acquired with our acquisition of the Seabee Gold Operation. In the second quarter of 2017, our investment in property, plant and equipment was $13.8 million compared to $22.1 million in the comparative quarter of 2016. Investment in plant and equipment was $6.8 million lower, underground development at the Seabee Gold Operation was $1.4 million higher and capitalized stripping at the Marigold mine was $2.9 million lower. In the comparative quarter of 2016 we repaid a total of $15.9 million of bank loans.

Year-to-date financial summary

The 7% increase in revenue compared to the first half of 2016 was due to an 8% increase in equivalent payable gold ounces sold and higher realized prices of gold by 1% and silver by 11%. The increase in gold ounces sold was largely due to sales from the Seabee Gold Operation, which we acquired in May 2016, partially offset by 46% lower silver ounces sold from Puna Operations.

Income from mine operations in the first half of 2017 generated a gross margin of 30%, comparable to the 31% margin in the first half of 2016 as higher precious metals prices, lower cost of sales at the Marigold mine and the addition of the Seabee Gold Operation were offset by higher cost of sales at Puna Operations. In the first half of 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales. Net income for the first half of 2017 was also positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Cash generated by operating activities increased significantly to $69.3 million compared to $43.5 million in the first half of 2016. Higher prices of gold and silver and higher volumes of gold sold at lower unit costs generated significantly higher cash from operating activities. In the first half of 2017, we paid $8.2 million of principal and interest under the terms of the tax moratorium system in Argentina into which we entered on March 31, 2017. This included $3.4 million of initial payment, representing 5% of our export duty liability, and subsequent monthly installments. We used $44.4 million in investing activities in the first half of 2017 compared to $8.6 million in the first half of 2016. This was mainly due to the Chinchillas project option exercise payment of $13.0 million in the current period compared to the receipt of $16.9 million of cash as part of the acquisition of the Seabee Gold Operation. Investment in plant and equipment was lower by $3.2 million but we invested more in capitalized stripping at the Marigold mine by $2.4 million and in underground development at the Seabee Gold Operation by $3.9 million in the first half of 2017 than in the comparative period of 2016. In the first half of 2016, we also received $4.4 million from the sale of marketable securities. In the first half of 2016 we repaid $17.6 million of bank loans.

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Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Second Quarter 2017 Deep Sulphide Drill Results at the Marigold mine

Table 1. Second Quarter 2017 Deep Sulphide Drill Results at the Marigold mine, Nevada, U.S.

Hole ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
DDH6421	4,502,386	484,319	1,823	655.3	698.3	43.0	0.39	Deep Sulphide
including	-	-	-	691.6	691.8	0.15	9.86	Deep Sulphide

Note: Drillhole was drilled towards 180 degrees bearing at -80 degrees inclination.

Sampling and Analytical Procedures

All drill samples in respect of the Marigold mine drilling program are sent for processing and analysis to the offices of American Assay Laboratories, Inc. ("AAL") in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma ("ICP") finish after a two acid digestion.  Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control ("QA/QC") program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

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Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Thursday, August 10, 2017, at 11:00 a.m. EDT.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.ssrmining.com

▪	The conference call will be archived and available at ir.ssrmining.com.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 1534
All other callers:	+1 (412) 317-0088, replay code 1534

About SSR Mining

SSR Mining, formerly Silver Standard Resources Inc., is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

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Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of completion of additional drilling at the Marigold mine; the expected increase of Mineral Reserves at the Seabee mine; the timing of commencement of drilling at the Seabee mine; the planned exploration expenditure at the SIB project and the timing of anticipated analytical results therefrom; the timing of release of tender packages for the Chinchillas project’s supporting infrastructure; the timing of receipt of permits for construction at the Chinchillas project; the timing of pre-stripping and stockpiling at Puna Operations; the effects of laws, regulations and government policies affecting our operations or potential future operations; our exposure to fluctuations in ARS and interest rates on the liability under the tax moratorium; the expected devaluation of the Argentine peso; future successful development of our projects; expected timing of construction of and ore delivery from the Chinchillas project; expected production from the Chinchillas project and ability to extend the life of Pirquitas operations; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income (loss) before tax, adjusted attributable income tax (expense), adjusted net income (loss), adjusted attributable basic earnings (loss) per share and working capital. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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